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EXHIBIT 12

Boeing Capital Corporation and Subsidiaries
Computation of Ratio of Income to Fixed Charges

	Years Ended December 31,
(Dollars in millions)
	2003	2002	2001	2000	1999
Income:
Income before provision for income taxes	$142	$72	$238	$168	$126
Fixed charges	442	413	330	235	136

Income before provision for income taxes and fixed charges	$584	$485	$568	$403	$262

Fixed charges:
Interest expense	$442	$410	$324	$229	$130
Preferred stock dividend requirement(1)	—	3	6	6	6

	$442	$413	$330	$235	$136

Ratio of income before provision for income taxes and fixed charges to fixed charges	1.32	1.18	1.72	1.72	1.93

(1)
Reflects a pre-tax basis.

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  Boeing Capital Corporation and Subsidiaries Computation of Ratio of Income to Fixed Charges